Mail Stop 6010

								September 14, 2005

Via U.S. Mail and Facsimile

Mr. Sten Daugaard
Chief Financial Officer
SGL Carbon Aktiengesellschaft
Rheingaustrasse 182
D-65203 Wiesbaden
Germany

Re:	SGL Carbon Aktiengesellschaft
	Form 20-F
      Filed May 4, 2005
	File No. 001-14398

Dear Mr. Daugaard:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 15. Controls and Procedures, page 123


1. We note your statement that the chief executive officer and chief financial officer have performed an evaluation of your disclosure controls and procedures "within 90 days prior to the date of this annual report." Please revise your disclosure in future filings to state your conclusions as of the end of the period covered by the report. Please refer to Item 15 of Form 20-F.


Consolidated Financial Statements, page F-1

Note 1. Summary of Accounting Policies, page F-8

Consolidation methods, page F-8


2. We note your disclosures on page F-14 that "four small Acotec companies have no longer been included in the scope of consolidation." On page F-14 you disclose that only "significant subsidiaries" are included in the consolidation and on page F-15 that
"a total of 20 subsidiaries were not included in the consolidation."
Item 17(b) of Form 20-F requires that the financial statements of a foreign private issuer disclose an information content substantially similar to financial statements that comply with US GAAP and Regulation S-X. Ordinarily, consolidation of all controlled subsidiaries is necessary to meet this requirement, regardless of the
GAAP being used. An accounting policy that excludes subsidiaries from consolidation on the basis that they are individually immaterial would not satisfy this requirement. Please revise or advise.


3. As a related matter, we see your disclosures on page F-10 under noncurrent financial assets that "significant investments are measured at cost" and that "companies no longer consolidated are carried at their net book value." On page F-14 you state that your 51% share of SGL Tokai CARBON Ltd. "is shown at its carrying amount and is not included in the scope of the consolidation." Please revise your consolidation policy disclosure in future filings to clearly explain the reasons why the accounting is appropriate under
IFRS. Tell us and disclose in future filings how you define significant investments. Please also tell us and disclose in future filings how you account for this investment under U.S. GAAP citing the accounting literature you relied upon in your explanation. If significant, please revise to disclose and quantify any significant differences between IFRS and U.S. GAAP in your accounting for this investment.


4. We note your disclosures that "with the exception of six intermediate holding companies and six small companies, all the financial statements have been audited and certified by independent auditors." Please tell us why you included this disclosure and whether this represents a scope limitation on the audit of your financial statements. Clarify whether these companies were audited by other auditors. Discuss whether this disclosure is required under
German statutory requirements or IFRS.


5. Please tell us and revise future filings to explain the nature of your "hidden reserves and liabilities." Please tell us how record and measure these items under IFRS and U.S. GAAP. If material, please revise your reconciliation of to U.S. GAAP to discuss and quantify any differences between IFRS and U.S. GAAP.


Income and expenses, page F-12


6. We note on page 49 that you provide return and rotation privileges to your vendors and on page F-12 that you provide rebates. Please tell us and revise future filings to describe the significant terms of your agreements including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Please also discuss how you measure the rebates. Additionally, please tell us and quantify the amount of rebates, returns and stock rotations during each of the past two years. If there are differences in your revenue recognition policies related to these terms under IFRS versus U.S. GAAP, please quantify the differences in your response and, if material, revise to disclose and quantify the differences. Refer to SAB 104, FAS 48 and EITF 01-9 as necessary.


7. We note your revenue recognition policy where you disclose that you recognize sales "at the time of transfer of risk, generally following delivery." Please tell us why you use the term "generally." Explain the other revenue recognition methods used and why. Discuss how the transfer of risk related to the transfer of title when determining when to recognize revenue. Refer to SAB 104.



Note 22. Other provisions, page F-32


8. We note that miscellaneous other provisions include "precautionary measures in connection with the discontinued operations." Please tell us the nature, timing, and measurement of the amount of the precautionary measures provision. Tell us how you are accounting for this item under U.S. GAAP and why. Please quantify and revise, if material, to disclose any significant differences between IFRS and U.S. GAAP.


Note 35. Significant Differences between International Financial
Reporting Standards ("IFRS") and United States Generally Accepted
Accounting Principles (U.S. GAAP),
page F-51

Reconciliation to U.S. GAAP, page F-51


9. We note that you present "profit from operations before costs relating to antitrust proceedings and restructuring, net" and "profit from operations before costs relating to antitrust proceedings, net" on the face of your consolidated statements of operations and "cash provided by operating activities before payment of antitrust fines" on the face of your consolidated statement of cash flows. Please tell us whether this presentation of non-U.S. GAAP information is clearly and specifically identified as an acceptable measure under IFRS. If not, please revise future filings to remove these captions from your financial statements. If these measures are clearly and specifically identified as an acceptable measure under IFRS, please disclose in future filings that these presentations do not comply with U.S. GAAP. As a related matter, we see your disclosures on page
F-12 that costs relating to antitrust proceedings and to restructuring measures are disclosed separately "to enhance the quality of presentation of earnings capacity." If this presentation is not required by IFRS please revise future filings to remove this statement.


10. Please provide us with your statements of changes in shareholders` equity using balances determined under US GAAP.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

      Sincerely,


Kate Tillan
Assistant Chief Accountant
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Mr. Sten Daugaard
SGL Carbon Aktiengesellschaft
September 14, 2005
Page 5